UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10 - SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Dead Man's Point, Inc.
(Name of Small Business Issuer in its charter)
Nevada	88-0422028
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
12691 Apple Valley Road, Apple Valley, CA	92308
(Address of principal executive offices)	(zip code)
Issuer's telephone number: (760) 240-2401
Securities to be registered under section 12(b) of the Act:
Title of Each Class to be so registered	Name on each exchange on which each class is to be registered
______________________________________	_________________________________________
______________________________________	_________________________________________

Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 25,000,000 shares authorized, 10,050,001 issued and outstanding as of August 27, 1999.

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TABLE OF CONTENTS

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Part I

Item 1.Description of Business

Business Development and Summary

Dead Man's Point, Inc. plans to create a western-themed resort facility with entertainment, attractions and hotel rooms for overnight lodging, to be located in the Southern California region of the United States. The Company seeks to create a facility that depicts life in the old-west of the 1800s. The Company intends to develop this concept by doing the following:

Identifying land to build the project on;

Conducting feasibility analysis on identified land;

Obtaining financing to purchase the property; and

Attracting developers to build hotels, restaurants, retail stores and attractions.

The success of the Company's business depends upon management's ability to expand upon and develop the Company's western-themed attraction. Currently, the Company has no material source of revenues. The potential success of the Company's business concept is unproven, and, to be successful, management of the Company must, among other things, develop and market concepts that achieve broad market acceptance by potential developers and visitors.

B. Business of Issuer

(1) Principal Products and Services and Principal Markets

Dead Man's Point seeks to develop entertainment and lodging built around a recreation of a town depicting life in the "old-west" United States in the 1800s. The Company seeks to establish a base of operations in the Southern California region. The proposed facilities include hotel rooms, recreational vehicle grounds, conference and musical venues, retail stores and restaurants. These facilities will emphasize the old west and mining era theme, with tenants that may not be available in a typical urban shopping area. The historical concept will also provide educational opportunities, where guests can learn about life in the old west. The Company may feature live reenactments of the daily lifestyle and hardships encountered in the United States during the 1800s.

The Company seeks to develop its concept in the Southern California region of the United States, where management believes there is suitable demand for lodging and entertainment facilities. The Company also believes that its proposed area of operation will provide outdoor recreational opportunities for visitors. The open land and various terrain available in Southern California will allow the operation of black powder shooting ranges, horse back riding, hiking and other outdoor activities.

The Company, however, has limited operating history, and must be considered a developmental stage company. As such, the Company faces all of the risks inherent in any new business and especially with a developmental stage company. These risks include, but are not limited to, the identification and availability of suitable property, competition for property, the ability of the Company to attract developers, the ability of the Company to attract vendors, management of the costs of conducting operations, securing

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required governmental approvals and permits, general economic conditions and other factors, some of which are beyond the control of the Company. There can be no assurance that the Company will be successful in addressing these risks. Failure to successfully address these risks could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

(2) Distribution Methods of the Products or Services

The Company believes that recent developments in technology, specifically the growth of the Internet as a means of communication, will increase the ability of the Company to reach individuals and businesses to conduct business. The Company anticipates using traditional marketing methods, such as newspaper, radio and television advertisements, to attract visitors, also.

The Company's ability to distribute and generate awareness of the Company's services must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new markets. There can be no assurance that the Company will be successful in establishing a base of operations, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

(3) Status of Any Announced New Product or Service

The Company has limited operating history. The Company was organized on March 30, 1999. Activities to date have been limited primarily to organization, initial capitalization, finding and securing an appropriate, experienced management team and board of directors, the development of a business plan and commencing with initial operational plans.

As of August 27, 1999, the Company has developed a business plan, recruited and retained a CEO, and established what steps need to be taken to achieve the results set forth in this Registration Statement. As a start-up and development stage company, the Company has no new products or services to announce.

(4) Industry Background

The Company seeks to re-create the old west environment by performing living history interpretations based on first person or generic approximations of frontier people and events in the United States during the 1800s. Reenactment groups provide slices of history for public consumption, such as street scenes, gunfights, cowboys on horseback or some other representation of daily life. Typical reenactment companies attempt to portray history based on the best research available, to prevent inaccuracies.

The reenactment and re-creation of historical lifestyles is a relatively small industry segment. The companies encountered by Dead Man's Point in the recreation industry to date are private or non-profit organizations. The Company's research has not discovered publicly traded companies providing representation of life in the old west.

(5) Raw Materials and Suppliers

The Company is a real estate operating and developing firm, and thus does not use raw materials or have any significant suppliers.

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(6) Customers

The Company seeks to provide property-developing services. The Company plans to reach prospective customers via the Internet, through strategic relationships and the referral process. Presently, the Company has yet to begin these efforts, but plans to establish a base of operations in the next approximately six (6) to twelve (12) months. As of August 27, 1999, no sales revenues have been generated by the Company. The Company does not anticipate that its revenues will be dependent, however, on any one or even a few major customers once its revenues begin.

(7) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts

The Company's success and ability to compete will be dependent in part on the protection of its potential trademarks, trade names, service marks and other proprietary rights. The Company intends to rely on trade secret and copyright laws to protect the intellectual property that it plans to develop, but there can be no assurance that such laws will provide sufficient protection to the Company, that others will not develop a service that are similar or superior to the Company's, or that third parties will not copy or otherwise obtain and use the Company's proprietary information without authorization. In addition, the Company may rely on certain intellectual property licensed from third parties, and may be required to license additional products or services in the future, for use in the general operations of its business plan. The Company currently has no licenses for the use of any specific products. There can be no assurance that these third party licenses will be available or will continue to be available to the Company on acceptable terms or at all. The inability to enter into and maintain any of these licenses could have a material adverse effect on the Company's business, financial condition or operating results.

Policing unauthorized use of the Company's proprietary and other intellectual property rights could entail significant expense and could be difficult or impossible. In addition, there can be no assurance that third parties will not bring claims of copyright or trademark infringement against the Company or claim that certain of the Company's processes or features violates a patent. There can be no assurance that third parties will not claim that the Company has misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, or require the Company to enter into costly royalty or licensing arrangements, to prevent further infringement which could have a material adverse effect on the Company's business, financial condition or operating results.

(8) Regulation

The Company's business is subject to a variety of state and local governmental regulations and licensing requirements relating to entertainment and land development activities. Prior to commencing feasibility studies on a project, the Company may be required to obtain permits and or licenses to conduct operations.

(9) Effect of Existing or Probable Government Regulations

The Company believes that the regulations governing the real estate operating and developing industry will not have a material effect on its current operations, which has been limited to developing its services and products and establishing its web presence. However, various federal and state agencies may propose new legislation that may adversely affect the Company's business, financial condition and results of operations.

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(10) Research and Development Activities

The Company has yet to incur any research and development costs from March 30, 1999 (date of inception) through August 27, 1999.

(11) Impact of Environmental Laws

The Company's activities are subject to extensive federal, state and local regulations controlling the possible effects upon the environment. Future legislation and regulations could cause significant expense, capital expenditures, restrictions and delays in the development of properties, the extent of which cannot be predicted. Also, permits from a variety of regulatory authorities are required for many aspects of real estate development. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.

(12) Employees

As a start up company in the research and development phase the Company presently has three (3) full time employees and no (0) part time employees. The Company's employees are currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employees are good.

Item 2. Management's Discussion and Analysis or Plan of Operation

A. Management's Plan of Operation

(1) In its initial approximately five (5) month operating period ended August 27, 1999, the Company incurred no net income. It has yet to receive any revenues from operations. On March 31, 1999, one (1) founding shareholder purchased 9,500,000 shares of the Company's authorized treasury stock for cash. This original stock offering was made pursuant to Section 4(2) of the Securities Act of 1933, as amended. Additionally, in April of 1999, the Company completed an offering of five hundred fifty thousand one (550,001) shares of the Common Stock of the Company to approximately forty one (41) unaffiliated shareholders for total receipts of $10,450.00. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, pursuant to Regulation D, Rule 504 of the Act. As of the date of this filing, the Company has ten million fifty thousand one (10,050,001) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately forty two (42) shareholders of record. However, if the Company's capital requirements are greater than its financial resources, the Company may be required to raise additional capital via a public or private offering. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

This is a development stage company. The Company believes that its initial revenues will be primarily dependent upon the Company's ability to cost-effectively and efficiently develop and operate real estate. The Company designates as its priorities for the first six (6) to twelve (12) months of operations as developing and marketing its services to establish its operations by: (i) securing property, (ii) implement and successfully execute its business and marketing strategy, (iii) develop relationships with strategic partners,

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(iv) respond to competitive developments and (v) attract, retain and motivate qualified personnel. Realization of sales of the Company's services during the fiscal year ending December 31, 2000 is vital to its plan of operations. Without realization of sales or additional capital, it would be unlikely for the Company to continue as a going concern. There can be no assurance that the Company will be able to compete successfully or that the competitive pressures the Company may face will not have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, a superior competitive service or strategy could force the Company out of business.

As of August 27, 1999, the Company has yet to generate any revenues. In addition, the Company may not generate revenues for the next six (6) to twelve (12) months.

(2) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(3) Management believes that the Company's future growth and success will be largely dependent on its ability to develop properties. The Company believes that the long-term success of its business will require substantial research and development.

The Company has yet to incur any research and development costs from March 30, 1999 (date of inception) through August 27, 1999. In addition, the Company does not anticipate incurring research and development costs through the fiscal and calendar year ending December 31, 1999.

(4) The Company currently does not expect to purchase or sell any of its facilities or equipment.

(5) Management does not anticipate any significant changes in the number of employees over the next approximately six (6) to twelve (12) months.

B. Segment Data

As of August 27, 1999, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3. Description of Property

A. Description of Property

The Company's corporate headquarters are located at 12691 Apple Valley Road, Apple Valley, California 92308. The office space is provided by an officer and director of the Company at no cost to the Company. The Company does not have any additional facilities. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized by the Company.

Investment Policies

Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

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Item 4. Security Ownership of Management and Certain Security Holders

A. Security Ownership of Management and Certain Beneficial Owners

The following table sets forth certain information as of the date of this Registration Statement with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group and (iv) each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

Title of Class	Name of Beneficial Owner of Shares	Position	Amount of shares held by Owner	Percent Of Class
Common	John A. Schaffer	President, CEO	9,500,000	94.53%
Common	All Executive Officers and Directors as a Group (1 Person)	9,500,000	94.53%

The address for Mr. Schaffer is as follows: 12691 Apple Valley Road, Apple Valley, California 92308.

B. Persons Sharing Ownership of Control of Shares

No person other than John A. Schaffer owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C. Non-voting Securities and Principal Holders Thereof

The Company has not issued any non-voting securities.

D. Options, Warrants and Rights

There are no options, warrants or rights to purchase securities of the Company.

E. Parents of the Issuer

Under the definition of parent, as including any person or business entity that controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

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Item 5. Directors, Executive Officers and Significant Employees

A. Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:

Name	Age	Position	Appointed
John A. Schaffer	44	President and Director	March 31, 1999
Kathy J. Schaffer	45	Secretary	March 31, 1999
Dorothy J. Cornish	80	Treasurer	March 31, 1999

John A. Schaffer, President and Director - Mr. Schaffer has exclusively been employed by Schaffer Real Estate and Investment Company, Inc., since it was formed in 1988. Prior to and since 1979, John A. Schaffer began his real estate career in the Victorville area of Southern California. Mr. Schaffer has served as a director of the Company since March 31, 1999.

Kathy J. Schaffer, Secretary - Mrs. Schaffer has held several positions as Accounts Payable Clerk utilizing data entry and computerized bookkeeping procedures. Currently, Mrs. Schaffer is a classroom volunteer assisting with school projects and involved in remedial work with students, which she has been doing for the past five years.

Dorothy J. Cornish, Treasurer - Mrs. Cornish is currently retired. Prior to retiring, she held positions of responsibility in the accounting and bookkeeping field, such as cashier with the United States Navy in Yokuska, Japan (a bonded position). She was also treasurer with the Apple Valley Chamber of Commerce.

Mrs. Cornish also owned various entrepreneurial business ventures, such as a dress shop in Hesperia, California; The High Desert Feed Company in Apple Valley, California; the A & J Moving Company in San Diego, California; and a restaurant in Apple Valley, California.

A. Significant Employees

None - Not applicable.

C. Family Relationships

Mr. John A. Schaffer and Mrs. Kathy J. Schaffer are married.

D. Involvement on Certain Material Legal Proceedings During the Last Five Years

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No director, officer or significant employee has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(3) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

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Item 6. Executive Compensation

Remuneration of Directors and Executive Officers

The Company does not currently have employment agreements with its executive officer but expects to sign employment agreements with each in the next approximately six (6) months. No executive officer of the Company prior to August 27, 1999 drew a formal salary from the Company. Over the next twelve months, however, each executive officer is expected to draw the following annual compensation. The Company does not currently have a stock option plan.

(1)	Name of Individual or Identity of Group	Capacities in Which Remuneration was Recorded	Annual Compensation
	John A. Schaffer	President, CEO	$75,000.00
	Kathy J. Schaffer	Secretary	$24,000.00
	Dorothy J. Cornish	Treasurer	$12,000.00

(2) Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for the period from March 30, 1999 to August 27, 1999 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only director is its current executive officer who is already drawing a salary for the management of the Company.

Item 7. Certain Relationships and Related Transactions

On March 31, 1999, the initial meeting of the Board of Directors convened. At this meeting, the Company accepted a written offer from the following individual: John A. Schaffer to purchase a total amount of 9,500,000 shares of Common Stock of the Company, par value, $0.001 per share.

Because of the development stage nature of the Company and its relatively recent inception, March 30, 1999, the Company has no relationships or transactions to disclose.

Item 8. Description of Securities

A. Common Stock

(1) Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the

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election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - no shares of common stock are currently subject to outstanding options, warrants or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

Sinking Fund Provisions - no sinking fund provisions exist.

viii. Further Liability For Calls - no shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

(2) Potential Liabilities of Common Stockholders to State and Local Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statues.

B. Debt Securities

The Company is not registering any debt securities, nor are any outstanding.

C. Other Securities To Be Registered

The Company is not registering any security other than its common stock.

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Part II

Item 1. Market Price of and Dividends on the Registrants Common Equity and Other Shareholder Matters

A. Market Information

(1) The common stock of the Company is currently not traded on the OTC Bulletin Board or any other formal or national securities exchange. Being a start-up company, there is no fiscal history to disclose.

(2)(i) There is currently no Common Stock that is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's common stock.

(ii) There is currently no common stock of the Company that could be sold under Rule 144 under the Securities Act of 1933, as amended, or that the registrant has agreed to register for sale by security holders.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B. Holders

As of August 27, 1999, the Company had approximately 42 stockholders of record.

C. Dividend Policy

The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D. Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E. Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

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Item 2. Legal Proceedings

The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 3. Changes in and Disagreements with Accountants

None - Not applicable.

Item 4. Recent Sale of Unregistered Securities

On March 31, 1999, the Company issued 9,500,000 shares of Common Stock of the Company, par value $0.001, to its director for a subscription receivable in the amount of $9,500.00. The subscription receivable was then paid in full with cash on August 20, 1999.

In April of 1999, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 550,001 shares of the Common Stock of the Company at a price of $0.03 per share to 41 unaffiliated shareholders of record. The Company filed an original Form D with the Securities and Exchange Commission about or before October 4, 1999. As of August 27, 1999, the Company has 10,050,001 shares of common stock issued and outstanding held by 42 shareholders of record.

Item 5. Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows: Every director, officer or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

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The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

The Articles of Incorporation of the Company further states that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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Part F/S

Item 1. Financial Statements

The following documents are filed as part of this report:

Item 2. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None -- Not Applicable.

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G. BRAD BECKSTEAD

Certified Public Accountant

330 E. Warm Springs

Las Vegas, NV 89119

702.528.1984

888.483.3827

INDEPENDENT AUDITOR'S REPORT

September 7, 1999

Board of Directors

Dead Man's Point, Inc.

12691 Apple Valley Rd.

Apple Valley, CA 92308

I have audited the Balance Sheet of Dead Man's Point, Inc.(the "Company") (A Development Stage Company), as of August 27, 1999, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the period March 30, 1999 (Date of Inception) to August 27, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dead Man's Point, Inc., (A Development Stage Company), as of March 30, 1999 (Date of Inception) to August 27, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

G. Brad Beckstead, CPA

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Dead Man's Point, Inc.

(A Development Stage Company)

Balance Sheet

August 27, 1999

Assets
Cash	$9,640
Organizational costs	10,310
Total Assets	$19,950
Liabilities and Stockholders' Equity
Common Stock, $0.001 par value, 25,000,000 shares authorized; 10,050,001 shares issued and outstanding at 8/27/99	$10,050
Additional paid-in capital	11,600
Subscription Receivable	(1,700)
Retained earnings	-0-
Total Liabilities and Stockholders' Equity	$19,950

See accompanying notes to financial statements

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Dead Man's Point, Inc.

(A Development Stage Company)

Income Statement

For the period

March 30, 1999 (Date of Inception) to August 27, 1999
Revenue	$-0-
Expenses	-0-
Net income or (loss)	-0-
Weighted average number of common shares outstanding	10,050,001
Net income or (loss) per share	$-0-

See accompanying notes to financial statements

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Dead Man's Point, Inc.

(A Development Stage Company)

Statement of Changes in Stockholders' Equity

For the period

March 30, 1999 (Date of Inception) to August 27, 1999
	Common Shares	Stock Amount	Subscription Receivable	Additional Paid-in Capital	Deficit Accumulated During Development Stage	Total Stockholders' Equity
March 31, 1999 Issued for sub. Receivable	9,500,000	9,500.00	(9,500.00)			0.00
April 1, 1999 Issued for cash & sub rec	550,001	550.00	(1,700.00)	11,600.00		10,450.00
August 20, 1999 Cash for sub. Receivable			9,500.00			9,500.00
Balance as of August 27, 1999	10,050,001	10,050.00	(1,700.00)	11,600.00	-0-	19,950.00

See accompanying notes to financial statements

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Dead Man's Point, Inc.

(A Development Stage Company)

Statement of Cash Flows

For the period

March 30, 1999 (Date of Inception) to August 27, 1999
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	-0-
CASH FLOWS FROM INVESTING ACTIVITIES
Net cash used by investing activities	-0-
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock	19,950
Organizational Costs	(10,310)
Net cash provided by financing activities	9,640
Beginning cash, March 30, 1999 (Date of Inception)	-0-
Ending cash, August 27, 1999	9,640
NON-CASH TRANSACTIONS
Interest expense	-0-
Income taxes	-0-

See accompanying notes to financial statements


Dead Man's Point, Inc.

(A Development Stage Company)

Footnotes

August 27, 1999

Note 1 - History and organization of the company

The Company was organized March 30, 1999 (Date of Inception) under the laws of the State of Nevada, as Dead Man's Point, Inc. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 25,000,000 shares of $0.001 par value common stock.

On March 31, 1999, the Company issued 9,500,000 shares of its $0.001 par value common stock to its director for a subscription receivable of $9,500.00. The subscription receivable was then paid in full with cash on August 20, 1999.

On April 1, 1999, the Company initiated a public offering of securities pursuant to Regulation D, Rule 504, and sold exactly 550,001 shares of Common Stock to 41 individual investors for total receipts of $10,450.00 (345,000 shares at $0.03 per share and 150,000 shares at $0.001 per share). The offering was formally closed and all subscriptions were accepted on or before May 14, 1999.

There have been no other issuances of common or preferred stock.

Note 2 - Accounting policies and procedures

Accounting policies and procedures have not been determined except as follows:

  The Company uses the accrual method of accounting.

  The cost of organization, $10,310.00, is being amortized over a period of 60 months (August 1, 1999 through July 31, 2004).

  Earnings per share is computed using the weighted average number of shares of common stock outstanding.

  The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

  The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of depreciation.

  The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued.

  The Company has adopted December 31 as its fiscal year end.


Dead Man's Point, Inc.

(A Development Stage Company)

Footnotes

August 27, 1999

Note 3 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

Note 4 - Related party transactions

The Company does not lease or rent any property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 5 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.

Note 6 - Year 2000 issue

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.


Part III

Item 1. Index to Exhibits (Pursuant to Item 601 of Regulation SB)
Exhibit Number	Name and/or Identification of Exhibit
1	Underwriting Agreement
Not applicable
2	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession
Not applicable
3	Articles of Incorporation & By-Laws
a	Articles of Incorporation of the Company filed March 30, 1999
b	By-Laws of the Company adopted March 31, 1999
4	Instruments Defining the Rights of Security Holders
No instruments other than those included in Exhibit 3
5	Opinion on Legality
Not applicable
6	No Exhibit Required
Not applicable
7	Opinion on Liquidation Preference
Not applicable
8	Opinion on Tax Matters
Not applicable
9	Voting Trust Agreement and Amendments
Not applicable
10	Material Contracts
Not applicable
11	Statement Re Computation of Per Share Earnings
Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements
12	No Exhibit Required
Not applicable
13	Annual or Quarterly Reports - Form 10-Q
Not applicable
14	Material Foreign Patents
None. Not applicable
15	Letter on Unaudited Interim Financial Information
Not applicable
16	Letter on Change in Certifying Accountant
Not applicable
17	Letter on Director Resignation
Not applicable
18	Letter on Change in Accounting Principles
Not applicable
19	Reports Furnished to Security Holders
Not applicable
20	Other Documents or Statements to Security Holders
None - Not applicable
21	Subsidiaries of Small Business Issuer
None - Not applicable
22	Published Report Regarding Matters Submitted to Vote of Security Holders
Not applicable
23	Consent of Experts and Counsel
Consents of independent public accountants
24	Power of Attorney
Not applicable
25	Statement of Eligibility of Trustee
Not applicable
26	Invitations for Competitive Bids
Not applicable
27	Financial Data Schedule
Financial Data Schedule of Dead Man's Point, Inc. ending August 27, 1999
28	Information from Reports Furnished to State Insurance Regulatory Authorities
Not applicable
29	Additional Exhibits
Not Applicable


Item 2. Description of Exhibits
Exhibit Number	Name and/or Identification of Exhibit
1	Underwriting Agreement
Not applicable
2	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession
Not applicable
3	Articles of Incorporation & By-Laws
a	Articles of Incorporation of the Company filed March 30, 1999
b	By-Laws of the Company adopted March 31, 1999
4	Instruments Defining the Rights of Security Holders
No instruments other than those included in Exhibit 3
5	Opinion on Legality
Not applicable
6	No Exhibit Required
Not applicable
7	Opinion on Liquidation Preference
Not applicable
8	Opinion on Tax Matters
Not applicable
9	Voting Trust Agreement and Amendments
Not applicable
10	Material Contracts
Not applicable
11	Statement Re Computation of Per Share Earnings
Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements
12	No Exhibit Required
Not applicable
13	Annual or Quarterly Reports - Form 10-Q
Not applicable
14	Material Foreign Patents
None. Not applicable
15	Letter on Unaudited Interim Financial Information
Not applicable
16	Letter on Change in Certifying Accountant
Not applicable
17	Letter on Director Resignation
Not applicable
18	Letter on Change in Accounting Principles
Not applicable
19	Reports Furnished to Security Holders
Not applicable
20	Other Documents or Statements to Security Holders
None - Not applicable
21	Subsidiaries of Small Business Issuer
None - Not applicable
22	Published Report Regarding Matters Submitted to Vote of Security Holders
Not applicable
23	Consent of Experts and Counsel
Consents of independent public accountants
24	Power of Attorney
Not applicable
25	Statement of Eligibility of Trustee
Not applicable
26	Invitations for Competitive Bids
Not applicable
27	Financial Data Schedule
Financial Data Schedule of Dead Man's Point, Inc. ending August 27, 1999
28	Information from Reports Furnished to State Insurance Regulatory Authorities
Not applicable
29	Additional Exhibits
Not Applicable


SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dead Man's Point, Inc.

(Registrant)

Date: November 1, 1999

By: /s/ John A. Schaffer

John A. Schaffer, President and Chief Executive Officer

By: /s/ Kathy J. Schaffer

Kathy J. Schaffer, Secretary

By: /s/ Dorothy J. Cornish

Dorothy J. Cornish, Treasurer